Hi, I'm [Tasey 00:00:14] Webb. Welcome to the future home of Towne Crier and the Portland Treasury.

20 years ago when I moved to Portland, I opened one of the most popular clothing stores in town. There isn't one project or one company that I've ever started that I didn't believe in 150 percent.

I'm taking all of my years of business experience and investing in this beautiful building. The building was built in 1927. Ye Olde Towne Crier opened in 1953. It's filled with antiques and cool old relics, wood walls, carvings. We're going to bring that all back to life.

Towne Crier is almost 7,000 square feet. It's a massive restaurant. There's a huge lounge downstairs, there's three fireplaces.

We're in one of the coolest neighborhoods in Portland, the Woodstock neighborhood, right next to Reed College. The bar is going to be packed.

Within Towne Crier, there's going to be a special place called The Treasury. The Treasury is a community-based coffee shop, and it's decorated with pieces of Portland's rich culinary heritage. This place is filled with so many eclectic, interesting pieces, and people in Portland just love that kind of energy. That's what they're here for. That's what Portland is about.

This building needs a major restoration. When I started this dream, I thought it was just my dream. Now I've found that some many people have reached out and they're like, "You're bringing Towne Crier back to life?" I've heard all of these incredible stories, people call me, people send me recipes, people send me old menus. Those are the kind of memories that hold are community together.

I'm so excited about the future. To the Crier.

To the Crier!

My desire to have a community-financed business is the reason why I chose to work with NextSeed. All of these things that we've talked about are important, community is important; but also want people to know that I take their investment very seriously. I've had a dozen different businesses over the last 20 years. This is the first time that I am able to reach out to the community and ask them to invest in what I'm doing.

There are people in this neighborhood that went to Towne Crier in the '50s and '60s. The idea that now I can reach out to them and their families and ask them to be investors in what we're doing, I can't tell you how powerful that is. An investment in our project is an investment in this community. It will be one of the most beloved Portland institutions once again.